# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Address of issuer's principal executive offices: 107 AVENUE DE LA REPUBLIQUE, CHATILLON, France (I0), 92320
Date of event which requires filing of this statement: 03/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001144204-15-055090
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 23,489,663; shared voting power 0; sole dispositive power 23,489,663; shared dispositive power 0; aggregate amount beneficially owned 23,489,663 (17.1% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 23,489,663; shared voting power 0; sole dispositive power 23,489,663; shared dispositive power 0; aggregate amount beneficially owned 23,489,663 (17.1% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,489,663; shared voting power 0; sole dispositive power 23,489,663; shared dispositive power 0; aggregate amount beneficially owned 23,489,663 (17.1% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,489,663; shared voting power 0; sole dispositive power 23,489,663; shared dispositive power 0; aggregate amount beneficially owned 23,489,663 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 AVENUE DE LA REPUBLIQUE, CHATILLON, France (I0), 92320
Comment:
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. On June 7, 2024, the American Depositary Shares ("ADS") of DBV Technologies S.A. (the "Issuer") commenced trading under the CUSIP number 23306J200. Effective on June 7, 2024, the Issuer effected a one-for-two reverse stock split (the "June 2024 Reverse Split") of its ADS. After the June 2024 Reverse Split, each ADS represented 1 Ordinary Share. On November 29, 2024, the ADS commenced trading under the CUSIP number 23306J309. Effective on November 29, 2024, the Issuer effected a one-for-five reverse stock split (the "November 2024 Reverse Split") of its ADS. As a result of the November 2024 Reverse Split, each ADS represents 5 Ordinary Shares of the Issuer.

This Amendment No. 8 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP), LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. This Amendment No. 8 is being filed jointly by the Reporting Persons. The amounts and disclosures in this Amendment No. 8 reflect the June 2024 Reverse Split and the November 2024 Reverse Split.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 6 below is incorporated herein by reference.

Pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer signed on March 27, 2025, 667 and Life Sciences purchased in a private placement that is expected to close on or around April 7, 2025 (the "Offering"), respectively, 2,299,656 and 25,005,240 units ("Pre-Funded Warrant Units") at a subscription price of EUR1.1136 (of which EUR1.1036 will have been prefunded on the issue date) per Pre-Funded Warrant Unit, each consisting of (i) a pre-funded warrant to purchase an Ordinary Share of the Issuer with an exercise price of EUR0.01 with an expiration date of April 7, 2035 (the "First Pre-Funded Warrant") and (ii) a warrant (a "BS Warrant") to subscribe to one pre-funded warrant at an exercise price of EUR0.9008 (the "Second Pre-Funded Warrant") that once acquired allows the holder to subscribe initially for 1.75 Ordinary Shares of the Issuer at an exercise price of EUR0.0175 per Second Pre-Funded Warrant. The BS Warrants will be exercisable until the earlier of April 7, 2027, or 30 days following the publication by the Issuer that the VITESSE Phase 3 study has met its primary endpoint as further described in the Terms and Conditions of the BS Warrants. The Second Pre-Funded Warrants are exercisable until April 7, 2035. The Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds and customary conditions to closing.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the form of which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

The First Pre-Funded Warrants are only exercisable to the extent that immediately prior to or after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 9.99% of the Issuer's outstanding Ordinary Shares (the "First Pre-Funded Warrant Beneficial Ownership Limitation"). A holder, upon notice to the Issuer, may increase or decrease the First Pre-Funded Warrant Beneficial Ownership Limitation, provided that (a) to the extent required by law, in cases of the First Pre-Funded Warrant Beneficial Ownership Limitation being increased above 9.99%, the holder has obtained certain French regulatory approvals as described in the Terms and Conditions of the First Pre-Funded Warrants and (b) the First Pre-Funded Warrant Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of shares upon exercise of the First Pre-Funded Warrants held by the holder, and with respect to the French FDI Regime (as defined in the Terms and Conditions of the First Pre-Funded Warrants), does not exceed 24.99% of the voting rights immediately after giving effect to the issuance of shares upon exercise of the First Pre-Funded Warrants held by the holder. Any increase in the First Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

The foregoing description of the First Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Terms and Conditions of the First Pre-Funded Warrants, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

The Second Pre-Funded Warrants are only exercisable to the extent that immediately prior to or after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the Issuer's outstanding Ordinary Shares (the "Second Pre-Funded Warrant Beneficial Ownership Limitation"). A holder, upon notice to the Issuer, may increase or decrease the Second Pre-Funded Warrant Beneficial Ownership Limitation, provided that (a) to the extent required by law, in cases of the Second Pre-Funded Warrant Beneficial Ownership Limitation being increased above 9.99%, the holder has obtained certain French regulatory approvals as described in the Terms and Conditions of the Second Pre-Funded Warrants and (b) the Second Pre-Funded Warrant Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of shares upon exercise of the Second Pre-Funded Warrants held by the holder, and with respect to the French FDI Regime (as defined in the Terms and Conditions of the Second Pre-Funded Warrants), does not exceed 24.99% of the voting rights immediately after giving effect to the issuance of shares upon exercise of the Second Pre-Funded Warrants held by the holder. Any increase in the Second Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

The foregoing descriptions of the BS Warrants and the Second Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Terms and Conditions of the BS Warrants and the Terms and Conditions of the Second Pre-Funded Warrants, which are incorporated by reference hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including Ordinary Shares and ADS (by means of open market purchases, privately negotiated purchases, exercise of Warrants (as defined in Item 5), Pre-Funded Warrants (as defined in Item 5), and BS Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer, including Ordinary Shares and ADS, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in Item 4 are incorporated by reference herein.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 136,948,872 Ordinary Shares that are expected to be outstanding upon the closing of the Offering, based on information obtained from the Issuer on March 27, 2025, plus 21,500 Ordinary Shares underlying 21,500 Warrants (as defined below). Based upon 102,847,501 Ordinary Shares outstanding as of November 30, 2024, as reported in a press release from the Issuer on December 2, 2024, plus 21,500 Ordinary Shares underlying the Warrants each of the Reporting Persons would be deemed to beneficially own 22.8%. Set forth below is the aggregate number of Ordinary Shares directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Ordinary Shares that may be acquired upon exercise of Warrants (as defined below) and Pre-Funded Warrants (as defined below), subject to the limitations on exercise described herein.

667 is a direct holder of the securities of the Issuer disclosed in Exhibit 99.7 and such information is incorporated herein by reference. Life Sciences is a direct holder of the securities of the Issuer disclosed in Exhibit 99.7 and such information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. 667 and Life Sciences hold, respectively, 1,383,352 and 11,732,979 pre-funded warrants to purchase Ordinary Shares at an any time at the option of the holder at an exercise price of EUR0.10, which expire on June 13, 2032 (the "2022 Pre-Funded Warrants" and, together with the First Pre-Funded Warrants and Second Pre-Funded Warrants, the "Pre-Funded Warrants"). The 2022 Pre-Funded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Ordinary Shares (the "2022 Pre-Funded Warrant Beneficial Ownership Limitation"). A holder, upon notice to the Issuer, may increase or decrease the 2022 Pre-Funded Warrant Beneficial Ownership Limitation, provided that (a) to the extent required by law, in cases of the 2022 Pre-Funded Warrant Beneficial Ownership Limitation being increased above 9.99%, the Holder has obtained certain French regulatory approvals as described in the Terms and Conditions of the 2022 Pre-Funded Warrants and (b) the 2022 Pre-Funded Warrant Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of shares upon exercise of the 2022 Pre-Funded Warrants held by the holder. Any increase in the 2022 Pre-Funded Warrant Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

The foregoing description of the 2022 Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Terms and Conditions of the 2022 Pre-Funded Warrants, which is incorporated by reference as Exhibit 99.6 hereto and is incorporated herein by reference.

The First Pre-Funded Warrants and Second Pre-Funded Warrants are subject to the limitations on exercise as described in Item 4 above.

Michael Goller, a full-time employee of the Adviser serves on the Issuer's Board as a representative of the Funds.

Michael Goller holds 7,500 warrants to purchase Ordinary Shares at an exercise price of EUR64.14 that are immediately exercisable and expire on December 15, 2025, 7,000 warrants to purchase Ordinary Shares at an exercise price of EUR69.75 that are immediately exercisable and expire on December 9, 2026, and 7,000 warrants to purchase Ordinary Shares at an exercise price of EUR37.24 that are immediately exercisable and expire on July 2, 2028 (collectively the "Warrants"). The Warrants are held directly by Michael Goller, a full-time employee of the Adviser. The right to purchase these Warrants was granted as part of Mr. Goller's service on the Board.

Mr. Goller serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Warrants.

Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in the Warrants. If Mr. Goller leaves the Board, he will have 60 trading days during open window periods to exercise the Warrants.

The policies of the Funds and the Adviser do not permit full-time employees or managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Michael Goller's service on the Board.

The Adviser has voting and investment power over the Warrants and Ordinary Shares received from the exercise of Warrants by Mr. Goller received as directors' compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Warrants and Ordinary Shares received from the exercise of Warrants received by Mr. Goller as director's compensation.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.
Transactions in the class effected during the past sixty days: (c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 4 is incorporated herein by reference.

Registration Rights Agreement

On March 27, 2025, in conjunction with the entry into the Securities Purchase Agreement, the Funds and certain other investors entered into a Registration Rights Agreement with the Issuer. Under the Registration Rights Agreement, no later than forty-five days after the closing date (the "Closing Date") of the transactions contemplated by the Securities Purchase Agreement (the "Filing Deadline"), the Issuer shall prepare and file with the Securities and Exchange Commission ("SEC") one registration statement (the "Registration Statement") covering the resale of the Ordinary Shares issuable upon exercise of First Pre-Funded Warrants and Second Pre-Funded Warrants, certain securities issued to other investors, and any other Ordinary Shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of such shares, in each case that were sold pursuant to the Securities Purchase Agreement (collectively, the "Registrable Securities"), and to use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as reasonably practicable. The Registration Rights Agreement requires the Issuer to take reasonable efforts to register the Registrable Securities on Form S-3 if such form is available for use by the Issuer, provided that if at such time the Registration Statement is on Form S-1, the Issuer shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

In the event (i) the Registration Statement has not been filed by the Filing Deadline, (ii) the Registration Statement has not been declared effective prior to the earlier of (A) 10 business days after the date which the Issuer is notified by the SEC that the Registration Statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff and (B) the 75th day after the Closing Date (or the 120th day if the SEC reviews such Registration Statement), or (iii) after the Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to the Registration Statement for any reason (including by reason of a stop order or the Issuer's failure to update such registration statement), subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to the Funds, and other signatories to the Registration Rights Agreement, as liquidated damages in an amount equal to 1% of the aggregate amount paid by these signatories pursuant to the Securities Purchase Agreement per 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been filed or effective, as applicable, subject to certain caps and exclusions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.5 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on March 31, 2025).

99.2 Terms and Conditions of the First Pre-Funded Warrants (incorporated by reference to Exhibit B to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on March 31, 2025).

99.3 Terms and Conditions of the BS Warrants (incorporated by reference to Exhibit C to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on March 31, 2025).

99.4 Terms and Conditions of the Second Pre-Funded Warrants (incorporated by reference to Exhibit D to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on March 31, 2025).

99.5 Registration Rights Agreement, by and among DBV Technologies S.A., 667, L.P., Baker Brothers Life Sciences, L.P., and certain others, dated as of March 27, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on March 31, 2025).

99.6 Terms and Conditions of the 2022 Pre-Funded Warrants (incorporated by reference to Annex II to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on June 13, 2022).

99.7 Holdings of Securities of DBV Technologies S.A. by 667, L.P., and Baker Brothers Life Sciences, L.P.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President (03/31/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (03/31/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (03/31/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (03/31/2025)